EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

November 29, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:         ROC Energy Acquisition Corp.

Registration Statement on Form S-1

Registration No. 333-260891

Gentlemen:

In connection with the Registration Statement on Form S-1 of ROC Energy Acquisition Corp., the undersigned, which is acting as one of the representatives of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on December 1, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through November 29, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated November 18, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO